Filed Pursuant to Rule 433

Registration Statement No. 333-216789

February 13, 2020

AMPHENOL CORPORATION

Final Term Sheet

February 13, 2020

Issuer:	Amphenol Corporation

Ratings (Moody’s / S&P)*:	Baa1 / BBB+

Trade Date:	February 13, 2020

Settlement Date**:	February 20, 2020 (T+4)

Principal Amount:	$400,000,000

Maturity Date:	March 1, 2025

Coupon (Interest Rate):	2.050%

Price to Public:	99.829% of the principal amount

Yield to Maturity:	2.086%

Benchmark Treasury:	1.375% due January 31, 2025

Spread to Benchmark Treasury:	+65 bps

Benchmark Treasury Price and Yield:	99-22 ¾ and 1.436%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2020

Redemption Provision:

Prior to February 1, 2025 (one month prior to the maturity date of the notes) (the “Par Call Date”), make-whole call at any time at a discount rate of U.S. Treasury Rate plus 10 basis points. On or after the Par Call Date, at any time at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to the date of redemption

CUSIP/ISIN:	032095AK7 / US032095AK70

Other Information

Joint Book-Running Managers:	BofA Securities, Inc.
Mizuho Securities USA LLC
TD Securities (USA) LLC
HSBC Securities (USA) Inc.
Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc.
Commerz Markets LLC
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**The notes will be ready for delivery in book-entry form only through the facilities of DTC for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, on or about February 20, 2020, which is the fourth business day following the date of pricing of the notes (such settlement cycle being referred to as “T+4”). You should be advised that trading of the notes may be affected by the T+4 settlement. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free (800) 294-1322, Mizuho Securities USA LLC toll-free at (866) 271-7403 or TD Securities (USA) LLC toll-free at (855) 495-9846.

No PRIIPs key information document (KID) has been prepared as the notes are not available to retail in the EEA.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.